 Table of Contents

EXHIBIT 12.1

MIDAMERICAN ENERGY HOLDINGS COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Millions)

	Six Months Ended June 30,				Years Ended December 31,
	2006		2005		2005		2004		2003		2002		2001
Earnings Available for Fixed Charges:
Income from continuing operations	$402.0		$249.1		$557.5		$537.8		$442.7		$397.4		$153.0
Add (Deduct):
Equity income	(9.7)		(18.1)		(53.3)		(16.9)		(38.2)		(40.5)		(39.6)
Minority interest	10.1		3.2		9.3		6.4		6.4		6.2		2.6
Provision for income taxes	212.9		131.6		244.7		265.0		270.3		111.3		254.2
Add:
Fixed charges	548.0		472.7		926.4		949.9		974.7		827.4		653.0
Distributed income of equity investees	11.7		9.2		34.4		36.9		78.4		29.1		11.1
Deduct:
Interest capitalized – continuing operations	(14.9)		(8.2)		(16.7)		(20.0)		(30.5)		(23.4)		(67.0)
Interest capitalized – discontinued operations	—		—		—		—		—		(14.1)		(19.5)
	758.1		590.4		1,144.8		1,221.3		1,261.1		896.0		794.8
Total earnings available for fixed charges	$1,160.1		$839.5		$1,702.3		$1,759.1		$1,703.8		$1,293.4		$947.8
Fixed Charges:
Interest expense – continuing operations	$529.8		$455.7		$891.0		$903.2		$761.0		$632.1		$479.5
Interest expense – discontinued operations	—		—		—		12.7		10.8		15.3		19.8
Estimated interest portion of rental payments	12.5		11.8		25.8		23.7		21.9		20.0		10.0
Preferred dividends of subsidiaries – tax deductible	—		—		—		—		170.2		147.7		80.1
Preferred dividends of subsidiaries – nondeductible	5.7		5.2		9.6		10.3		10.8		12.3		63.6
Total fixed charges	$548.0		$472.7		$926.4		$949.9		$974.7		$827.4		$653.0
Ratio of earnings to fixed charges	2.1	x	1.8	x	1.8	x	1.9	x	1.7	x	1.6	x	1.5	x